Exhibit 10.2



                [Security Capital Group Incorporated Letterhead]

                                                 June 14, 2000


Mr. Martin E. Stein Jr.
Chairman and Chief Executive Officer
Regency Realty Corporation
121 W. Forsyth Street, Suite 200
Jacksonville, FL 32202

Dear Hap:

     Reference is made to the Stockholders Agreement, dated as of July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security Capital U.S. Realty and the Regency Group, Inc. (as amended, the "Stockholders Agreement"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Stockholders Agreement.

     This letter is to confirm your understanding and agreement that in the event Security Capital Group Incorporated ("Group") or any controlled Affiliate that is at least 98% directly or indirectly owned by Group (collectively, "SCZ", but excluding USREALTY and Buyer and any person already included within the definition of Investor in the Stockholders Agreement) should acquire all or substantially all the Company Common Stock now owned by Buyer, that

     (i) such acquisition will not constitute a Transfer prohibited or restricted by the Stockholders Agreement (including without limitation by Section 5.2(a)(ii) or 5.2(a)(vii) of the Stockholders Agreement or by the Company Charter), but shall instead be permitted as if SCZ were (and conditioned on and subject to SCZ's undertakings in paragraphs (v) and (vi) below and its agreement in paragraph (ii) below to be so treated and bound as) an "Investor" under the provisions of the Stockholders Agreement (and SCZ shall, from and after such acquisition, for all purposes of the Stockholders Agreement, be considered to be an "Investor" thereunder, and a "Special Shareholder" under the Company Charter);

     (ii) SCZ will from and after such acquisition be in all respects bound by and subject to the terms and conditions of the Stockholders Agreement (and under any other agreements between the Company and Buyer or USREALTY) fully and to the same extent as Investor is bound thereunder (and SCZ does hereby agree to be so bound), shall be entitled to the same benefits and rights thereunder (and under any other agreements between the Company and Buyer or USREALTY), and shall for all purposes be considered to be an "Investor" thereunder;


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     (iii) from and after such acquisition, clause (x) in the first sentence of
           Section 5.1(a) and Section 5.1(b) of the Stockholders Agreement shall be modified to, in each case, replace the words "the fifth anniversary of the date hereof" with the words "January 10, 2003";

     (iv) the provisions of Sections 6.1(a)(B), 6.1(a)(E), 6.1(b) and 6.2 of the Stockholders Agreement shall no longer be applicable from and after such acquisition;

     (v) following such acquisition, and notwithstanding anything to the contrary in the Stockholders Agreement, SCZ agrees to permit the Company to submit to the shareholders of the Company for their consideration a proposal to eliminate Sections 5.1(i) and 5.14 of the Restated Articles of Incorporation of the Company, as amended as of the date hereof, and SCZ will vote or cause to be voted all shares of Company Common Stock Beneficially Owned by it in favor of such proposal; and

     (vi) From and after such acquisition, the right of Security Capital (as defined in the Partnership Agreement) to consent to any amendment to, or modification or supplement of, the Third Amended and Restated Agreement of Limited Partnership of Regency Centers, L.P. (the "Partnership Agreement") pursuant to Section 14.1(f) of the Partnership Agreement shall terminate upon the 15% Termination Date; and upon such acquisition, SCZ will, and does hereby agree thereupon to, consent to an appropriate amendment to the Partnership Agreement to such effect.

     The Company's consent to any such acquisition of Company Common Stock by SCZ is conditioned on there not having occurred, on or prior to such acquisition, a "change of control" of Group, as defined below, and Group not having agreed to engage in any transaction that would result in a change of control of Group. For purposes of this agreement, "change of control" of Group shall mean:

     (i) any person or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) who is not already such an owner as of the date of this letter becomes, directly or indirectly, the beneficial owner of voting securities of Group entitled to cast 20% or more of the votes entitled to be cast in respect of the election of directors of Group by all outstanding voting securities of Group;

     (ii) the sale, lease or other transfer of all or substantially all of the consolidated assets of Group to any unrelated person or group; or

     (iii) Group's consolidation with or merger with or into any person if immediately following the consummation of such transaction persons owning a majority of the voting securities of Group outstanding prior to such transaction cease to own a majority of the voting securities of Group or the surviving corporation in such transaction.


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     Each of the parties to this letter agree that, from time to time, each of them will take such actions as may be necessary or reasonably requested by the other party to carry out the purposes and intents hereof. This letter may be amended, modified, superseded, cancelled, renewed or extended only by a written instrument signed by the party to be charged therewith.

     If you are in agreement with the foregoing, please sign below to indicate your understanding and agreement regarding this matter.

                                            Sincerely,

                                            SECURITY CAPITAL GROUP
                                            INCORPORATED

                                            /s/ Paul E. Szurek

                                            Paul E. Szurek
                                            Chief Financial Officer

Agreed and Acknowledged:

REGENCY REALTY CORPORATION


By: /s/ Bruce M. Johnson
   Name:   Bruce M. Johnson
   Title:  Managing Director and
            Chief Financial Officer